[E.ON LETTERHEAD]
VIA EDGAR AND FACSIMILE (202) 772-9204
Mr. Adam Phippen
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, D.C. 20549
USA
July 24, 2007
Re:	Comment Letter of July 10, 2007 (File No. 001-14688)
Dear Mr. Phippen:
We refer to the comment letter, dated July 10, 2007 (the “Second Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) which contains a follow-up comment with regard to the June 29, 2007 response (the “First Response”) of E.ON AG (“E.ON” or “the Company”) to the Staff’s comment letter of June 19, 2007 (the “First Comment Letter”).
This letter sets forth E.ON’s response to the Staff’s comment contained in the Second Comment Letter. In accordance with the Staff’s request, we are submitting this letter through EDGAR as a correspondence file, as well as providing this additional courtesy copy via fax. For ease of reference, we have repeated the Staff’s comment in italicized text preceding our response.

E.ON AG FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2006
Item 18. Financial Statements
Consolidated Statements of Cash Flows, page F-5
1.	We considered your response to our comment one in our letter dated June 19, 2007; however, we believe that the proceeds from the sale of discontinued operations should be classified as cash provided by (used for) investing activities of discontinued operations. While we understand that the proceeds from the sale of discontinued operations are available for your immediate use in current and/or future operating, investing or financing activities, we expect that the cash flows from operations of the discontinued operation are likewise available and thus do not find this argument persuasive. Moreover, we believe that classification of the disposal proceeds on the statement of cash flows should be consistent with the classification of gains and losses on the sale of discontinued operations in the statement of income. Please revise your financial statements accordingly, or otherwise provide us further justification for your current presentation. If you would propose to revise your presentation in future filings rather than amending the historical financial statements, please provide us with your complete materiality assessment under SAB Topic 1:M.
E.ON Response:
For the reasons outlined below, we do not believe that it is necessary to revise the presentation of our cash flow statement included in our Annual Report for the fiscal year ended December 31, 2006 (the “2006 Form 20-F”).
Presentation is Acceptable
As we indicated in our First Response, we do not believe that US GAAP requires proceeds from discontinued operations to be segregated from other investing activities in the statement of cash flows.

FASB Statement 95 requires that an entity reports its cash inflows and outflows according to whether they relate to operating, investing, or financing activities. As noted in remarks by members of the Staff at the 2005 Thirty-Third AICPA National Conference on December 6, 2005, Footnote 10 of that Standard states (in part) that “separate disclosure of cash flows pertaining to discontinued operations reflected in the operating, investing, and financing categories is not required.”
However, to provide investors with useful information to understand the sustainability of cash flows, we presented cash flows generated by the discontinued operations separately in the 2006 Form 20-F. We consider this to be consistent with the intention of FASB Statement 144, which in paragraph 42, characterizes a discontinued operation based on the fact that “... the operations and cash flows of the component [emphasis added] have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction...”
We would like to expand on the discussion in our First Response as to why we believe it is appropriate to segregate the cash flows from operations of the discontinued business from the cash flows attributable to the sale of the business. We do not agree that the cash flows from the operations of the business that has been disposed of are available for future use of the Company — after the disposal, the cash flows and cash of the respective operation are eliminated. However, the cash inflow from the sale of the business is in fact available for the current and future continuing operations of the business. We believe this to be a fundamental difference that supports a different presentation.
We do not believe that there needs to be symmetry between the cash flow statement and the income statement. In fact, it is clearly acceptable to present a US GAAP cash flow statement with no separate classification for discontinued operations. If this option were followed, there would not be symmetry between the cash flow statement and the income statement.
Therefore, we do not agree that there is a US GAAP requirement to align the presentation of proceeds from the disposal of a discontinued operation within the statement of cash flows to the presentation of discontinued operations in the statement of income as prescribed by FASB Statement 144, paragraph 43.
Diversity in Practice
Given the absence of authoritative guidance on this matter, there appears to be significant diversity in practice in this respect among SEC-reporting companies of a size comparable to E.ON. Having reviewed recent disclosures, we note that our approach is also followed by many other major registrants, including International Business Machines Corporation (see 2005 Annual Report on Form 10-K with respect to IBM’s 2002 sale of its hard disk drive business to Hitachi Ltd., for which final net payments were received in 2005), Wal-Mart Stores, Inc., Target Corporation, Citigroup Inc., the General Electric Company and Texas Instruments Incorporated, all of which include the proceeds from the sale of discounted operations within cash flows from investing activities of continuing operations.
Future Presentation
We would also like to inform the Staff supplementally that E.ON has changed its basis of reporting in order to comply with applicable European Union legislation and now uses International Financial Reporting Standards (IFRS) as adopted by the EU as its primary set of accounting principles. E.ON has already publicly presented interim information using IFRS and will use IFRS in all future filings with the SEC (while of course providing the required reconciliations to US GAAP). We will not prepare financial statements using US GAAP as our primary set of accounting principles again.
In presenting the cash flow statement under IFRS, we intend to separately present the cash flows relating to the discontinued operations up to the date of sale, but will include the proceeds from the sale within investing activities — similar to the presentation used under US GAAP in the 2006 Form 20-F.
However, we supplementally inform the staff that we will further improve our disclosure in future filings through separate presentation of the proceeds from the sale of discontinued operations within cash flows from investing activities of continuing operations.
In our prior filings, we evidenced this information in Note 4 to the consolidated financial statements, which shows that the Company received €0.4 billion and €5.1 billion in such proceeds in 2006 and 2005, respectively, and no such proceeds in 2004. We therefore believe that the relevant information has always been separately disclosed and available to investors, and would continue to be so whether or not the Company was ultimately required to adopt the presentation proposed in the Staff’s comment.

Materiality
We have not performed a materiality assessment pursuant to SAB Topic 1:M because the Company believes its current accounting application and presentation to be acceptable under US GAAP. While a materiality analysis has not been performed, management does not believe that there would be any benefit of revising the financial statements even if the classification was not acceptable. We base this conclusion on the fact that (i) this matter has no impact on operating cash flow and (ii) it would simply take a number from the sale of business that is included in investing activities and present it as part of investing activities associated with discontinued operations, with no impact on total cash flows from investing activity.
In conclusion, we do not believe that amending our historical financial statements is necessary for the aforementioned reasons.
E.ON respectfully requests that the Staff advise us at its earliest convenience if the Staff believes the response set forth in this letter is incomplete or unsatisfactory or if the Staff has any further comments on our filings.
If the Staff does not agree with our conclusion, we respectfully request that the Staff allow us the opportunity to further discuss the grounds on which we have based this response via a telephone conversation with our senior financial reporting staff before issuing another comment letter.
E.ON acknowledges that:
▪	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact Michael C. Wilhelm at +49 211 4579200 with any questions regarding this letter.
Sincerely,

Karl-Heinz Feldmann	Michael C. Wilhelm
Senior Vice President Legal Affairs	Senior Vice President Accounting
Cc:
Marcus Schenck, Member of the Board of Management and Chief Financial Officer
Wolfgang Laue, PricewaterhouseCoopers AG
Wayne Carnall, PricewaterhouseCoopers LLP
Michael J. Volkovitsch, Cleary, Gottlieb, Steen & Hamilton LLP